Exhibit 99.1

IAMGOLD cleared to complete sale of Niobec for a total consideration of US$530 million

TSX: IMG NYSE: IAG

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

TORONTO, Jan. 16, 2015 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or "the Company") today announced that it has received regulatory approvals to complete the sale of its Niobec mine to a group of companies led by Magris Resources Inc. for cash proceeds of $500 million after tax upon closing.   With these approvals in place, the sale of Niobec is expected to close before the end of January, 2015.

The sale of Niobec, one of the world's three major niobium producers, is located in Saint-Honoré-de-Chicoutimi in the Saguenay-Lac-Saint-Jean region, Quebec, is to include the adjacent rare earth element ("REE") deposit.  The total consideration of $530 million for the transaction is comprised of a cash payment of $500 million payable on closing, as well as an additional $30 million when the adjacent REE deposit goes into commercial production.  A 2% gross proceeds royalty will be payable on any REE production.

"We are taking the steps to change the game at IAMGOLD," said IAMGOLD President and CEO, Steve Letwin.  "The Company's financial position is stronger than many of its competitors as a result of this sale.    By unlocking the value of Niobec, we have significantly strengthened the company's liquidity, which increases our capacity to invest further in our existing business and consider acquisitions."

"We will invest strategically, seeking out only opportunities that improve our cost structure and that have near-term capability to produce gold and generate positive cash flow," said Carol Banducci, IAMGOLD's Executive Vice President and CFO.

The transaction proceeds on closing of $500 million, when added to current cash and cash equivalents as well as the market value of the Company's gold holdings, strengthen IAMGOLD's liquid assets to over $800 million.  The Company also has $500 million in unused credit facilities.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release  are found under, but are not limited to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production,  permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words "may", "will", "should", "when". "continue", "expect", "believe", "intend", "plan", "seek", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; adverse changes in the Company's credit rating; contests over title to properties; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines (including current joint ventures) on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743 Mobile: (647) 403-5520; Laura Young, Director Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952 Mobile: (416) 670-3815; Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation,Tel: (416) 933-4738 Mobile (647) 280-0519; Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 07:01e 16-JAN-15